Exhibit (7)(u)

AMENDMENT TO FUND PARTICIPATION AGREEMENT

Janus Aspen Series

(Service Shares)

This Amendment (the “Amendment”) to the Agreement (as defined below) is made as of January 1, 2015 between Janus Aspen Series, an open-end management investment company organized as a Delaware statutory trust (the “Trust”), Janus Distributors LLC (the “Distributor”), and Jefferson National Life Insurance Company, a Texas life insurance company, and Jefferson National Life Insurance Company of New York, a New York life insurance company (collectively, the “Company”).

BACKGROUND

A.                                    The Trust, Distributor and Jefferson National Life Insurance Company are parties to a Fund Participation Agreement dated February 1, 2001, as amended (the “Agreement”).

B.                                    The parties wish to add Jefferson National Life Insurance Company of New York as a party to the Agreement and to update Schedule A (List of Separate Accounts and Associated Contracts).

C.                                    The parties wish to further amend the Agreement as set forth below.

AMENDMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1.                                      All references in the Agreement to “Company” shall now include both Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York.

2.                                      Section 2.2 of the Agreement shall be deleted in its entirety and replaced and with the following:

“2.2                         At the option of the Company, the Trust shall either (a) provide the Company (at the Trust’s expense) with as many copies of the Trust’s Shares’ current prospectus, annual report, semi-annual report and other shareholder communications, including any amendments or supplements to any of the foregoing, as the Company shall reasonably request; or (b) provide the Company with a camera ready copy of such documents in a form suitable for printing.  The Trust shall provide the Company with a copy of the Shares’ statement of additional information in a form suitable for duplication by the Company.  The Trust (at its expense) shall provide the Company with copies of any Trust-sponsored proxy materials in such quantity as the Company shall reasonably require for distribution to Contract owners.”

3.                                      Schedule A to the Agreement is deleted and replaced with the amended Schedule A attached hereto.

4.                                      Article VII shall be revised as follows:

“If to the Company:

Jefferson National Life Insurance Company

Jefferson National Life Insurance Company of New York

10350 Ormsby Park Place

Louisville, KY 40223

Attn: General Counsel”

5.                                      The Agreement, as amended by this Amendment, is ratified and confirmed.

6.                                      This Amendment may be executed in two or more counterparts, which together shall constitute one instrument.

JANUS ASPEN SERIES		JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:		By:
Name:	Stephanie Grauerholz	Name:	Craig A. Hawley
Title:	Vice President	Title:	General Counsel & Secretary

JEFFERSON NATIONAL LIFE
INSURANCE COMPANY OF NEW YORK

By:
		Name:	Craig A. Hawley, General Counsel & Secretary

Schedule A

Separate Accounts and Associated Contracts

Name of Separate Account	Contracts Funded by Separate Account

Jefferson National Life Account L	CVIC-1001

Jefferson National Life Annuity Account G	22-4056; JNL-2300; JNL-2300-1; JNL-2300-2

Jefferson National Life Annuity Account I	CVIC-2004
CVIC-2005

Jefferson National Life of New York Annuity Account 1	JNL-2300-NY-1